FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of September 20, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:               Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights
are attached:                                                                                      Signet Group plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights                                                            X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):  Loss of two accounts

3. Full name of person(s) subject to the notification obligation:                               Vanguard International Growth Fund

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is crossed or reached:               Threshold crossed on a date which
                                                                                                is unidentifiable with most recent
                                                                                                transactions on 31 January 2007

6. Date on which issuer notified:                                                               20 September 2007

7. Threshold(s) that is/are crossed or reached:                                                 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares      Situation   previous  to  the  Resulting situation after the triggering transaction
                          Triggering transaction

 if  possible  using the
ISIN CODE

                     Number of      Number of       Number       of  Number of voting rights ix             % of voting rights
                     Shares         Voting Rights   shares
                                    viii

                                                                   Direct  x         Indirect xi        Direct             Indirect

 GB00B1HTFP68        62,531,452                      65,440,000     65,440,000                           3.84%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument    Expiration date    Exercise/ Conversion  Period/ Date   Number of voting  rights   % of voting
                                xiii               xiv                                  that may be acquired if    rights
                                                                                        the instrument is
                                                                                        exercised/ converted.
Total (A+B)

Number of voting rights                                 % of voting rights

65,440,000                                              3.84%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:           Vanguard International Growth Fund
                            c/o: The Vanguard Group Inc.
                            Attn: James Conrad

15. Contact telephone number:    610 669 3098

Identity of the notifier

Full name:  Mark Andrew Jenkins - Group Company Secretary
Contact address:   Signet Group plc, 15 Golden Square, London, W1F 9JG
Phone number:  0870 90 90 301

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   September 20, 2007